[Name]

From: Total Rewards <echosign@echosign.com>
Sent: [Date, Time]
To: [Name]
Subject: Please sign Offer to Exchange Election Form

Adobe Sign



Total Rewards Has Sent You **Offer to Exchange Election Form to Sign**

Total Rewards (R1) says:

"As you read in the recent email from Robert Luse, Executive Vice President of Human Resources, this email contains important details related to the voluntary, one-time option exchange program (the "Offer"). This email together with the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission ("SEC") on May 12, 2017 contains important information for you to review before making an election to participate in the Offer.

If you choose to participate in the Offer, please sign the election form contained in the document attached.

"

Click here to review and sign **Offer to Exchange Election Form.**

After you sign **Offer to Exchange Election Form**, all parties will receive a final PDF copy by email.